Exhibit 21.1

LANTHEUS MEDICAL IMAGING, INC.

SUBSIDIARIES

Subsidiary	State or Other Jurisdiction of Incorporation
Lantheus MI Australia Pty Ltd.	Victoria, Australia
Lantheus MI Canada, Inc.	Ontario, Canada
Lantheus MI Real Estate, LLC	Delaware
Lantheus MI Radiopharmaceuticals, Inc.	Commonwealth of Puerto Rico
Lantheus MI UK Limited	England and Wales